FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2018

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1. **Organization and Business**

   Flow Traders US Institutional Trading LLC (the "Company"), a Delaware limited liability company, was organized on November 12th, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company acts as a riskless principal between institutional counterparties, its affiliate Flow Traders US LLC, and other broker-dealers, for exchange traded products ("ETP"). Flow Traders US Holding LLC is the Company's sole member.

   The Company has applied for a membership in the National Futures Association ("NFA") and is currently pending approval.

2. **Summary of Significant Accounting Policies**

   Depreciation and Amortization

   Equipment and furniture is being depreciated on a straight-line basis with a useful life of 5 years (60 months).

   Income Taxes

   Flow Traders US Institutional Trading LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US Institutional Trading LLC is included in the respective income tax return of the sole member.

   In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018.

   Use of Estimates

   The preparation of financial statements in conformity with US Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Translation of Foreign Currencies

   Assets and liabilities denominated in foreign currencies are translated to US dollars at year-end exchange rates, while revenue and expenses are translated to US dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying statement of operations.

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3. Clearing Agreements

The Company has a clearing agreement with one clearing broker to carry and clear, on a fully disclosed basis, cash, margin, and delivery versus payment/receipt versus payment accounts for the Company, its institutional counterparties, and other broker-dealers. The agreement requires that the Company maintains at all times a net capital computed in accordance with Rule 15c3-1 of the Exchange Act of at least $1,000,000.

4. Credit Concentration

At December 31, 2018, a significant credit concentration consisted of approximately $1,683,000, representing the market value of the Company's trading accounts carried by its clearing broker. The Company has an agreement with Bank of America guaranteeing payment from its clearing broker (Merrill Lynch, Pierce, Fenner & Smith Incorporated). Management does not consider any credit risk associated with this net receivable to be significant.

5. Receivable from Broker-Dealer

Receivable from broker-dealer includes cash balances held at the Company's clearing firm. The broker provides clearing and depository services for the Company's securities activities. At December 31, 2018, the Company had a receivable from broker-dealer of $1,683,000.

6. Related Party Transactions

In the ordinary course of business, the Company carries out various transactions with related group companies. Transactions are conducted under terms and conditions that are equivalent to those that apply the arm's length transactions and are substantiated by the Company with proper documentation.

At December 31, 2018 the Company had a receivable from its sole member, Flow Traders US Holding LLC, totaling $15,261,405. This relates to an intercompany loan, and it is included in receivable from affiliates on the statement of financial condition.

At December 31, 2018, the Company had a receivable from Flow Traders US LLC, an affiliate related by common ownership, totaling $1,243,332. The receivable from Flow Traders US LLC relates to recharged expenses and is included in receivable from affiliate on the statement of financial condition.

The Company has a revenue and cost sharing agreement with Flow Traders US LLC, an affiliate related by common ownership. The Company uses support functions like management, compliance, risk management, human resources, and finance. To reimburse Flow Traders US LLC, the Company entered into an agreement with Flow Traders US LLC to bear shared operating expenses based on headcount.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $1,165,206 which was $1,037,823 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.64 to 1. The Company is also subject to the net capital rules of the NFA. The Company is required to maintain a minimum net capital under the NFA rules of $100,000. Under these rules, the Company had excess net capital of $1,065,206.

8.   **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company also has had Flow Traders US Holding LLC, the Company's sole member, and Flow Traders BV, parent of Flow Traders US Holding LLC, irrevocably declare that they jointly and severally guarantee all obligations of the Company to certain outside counterparties, directly related to trading relationships. Obligations shall be fulfilled without objection or legal proceedings of any kind, upon receipt of any claim that the Company has not fulfilled one of its obligations directly related to a trading relationship. These guarantees are in effect for periods ranging from 1 year to an indefinite term as of the signing date of the agreement.

9.   **Employee Benefit Plan**

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

10.   **Contingencies**

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines.

11.   **Off-Balance-Sheet risk**

In the normal course of business the Company enters into transactions in financial instruments which are cleared through the Company's broker. Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The respective broker makes net payments to the Company on settlement date. The contractual credit risk encompasses the daily profit from the relevant exchange. Management believes the credit risk is minimal.

12.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 11, 2019, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.